SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 19, 2024

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

6th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

LLOYDS BANKING GROUP plc

On December 19, 2024, Lloyds Banking Group plc issued a press release titled “Redemption of 2.438% Senior Callable Fixed-to-Fixed Rate Notes due 2026”.

A copy of the press release is attached hereto as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

By:	/s/ Kris Middleton
	Name:	Kris Middleton
	Title:	Head of Term Issuance and Capital Structuring

Date: December 19, 2024

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press release dated December 19, 2024